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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                  (Amendment No. _______)*


                  Gothic Energy Corporation
____________________________________________________________
                      (Name of Issuer)

          Common Stock, Par Value $  .01 Per Share
____________________________________________________________
               (Title of Class of Securities)

                         87259G-10-9
____________________________________________________________
                       (CUSIP Number)

    Stephen F. Gates, Amoco Corporation, MC2106A, 200 E.
                       Randolph Drive,
             Chicago, IL  60601, (312) 856-5474
____________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      January 23, 1998
____________________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                        SCHEDULE 13D

CUSIP NO. 87259G-10-9                       PAGE 1 OF 7 PAGES

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. Of Above Person

     Amoco Corporation

2.   Check the Appropriate Box if a member of a group*
(a)  [_]                                     (b)  [_]

3.   SEC Use Only

4.   Source of Funds*
     00

5.   Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d)
     or 2(3) [_].

6.   Citizenship or Place of Organization

     Indiana

     Number of                7.   Sole Voting Power
     Shares                        1,500,000 Shares - Amoco Corporation

     Beneficially Owned By    8.   Shared Voting Power

     Each                     9.   Sole Dispositive Power
     Reporting                     1,500,000 Shares - Amoco Corporation

     Person With             10. Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,500,000 Shares of Common Stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     [_]

13.  Percent of Class Represented by Amount in Row (11)
     8.5%

14.  Type of Reporting Person*
     CO


            *SEE INSTRUCTIONS BEFORE FILLING OUT:
Include both sides of the cover page, responses to Items 1-7
   (Including Exhibits) of the Schedule, and the Signature
                        Attestation.
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                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934


Item 1.   Security and Issuer

Common Stock, par value $.01 per share, of Gothic Energy
Corporation as Issuer, 5727 South Lewis Avenue, Suite 700,
Tulsa, Oklahoma 74105.


Item 2.   Identity and Background

Reporting Persons (1):

Name:                              Amoco Corporation
State of Incorporation:            Indiana
Principal Business:                Integrated Petroleum and Chemical Operations
Address of Principal Business
   and Principal Executive Office: 200 East Randolph Drive
                                   Chicago, Illinois 60601

The Executive Officers and Directors of Amoco Corporation are:

     NAME & BUSINESS ADDRESS            OCCUPATION

     H.  L.  Fuller                     Chairman of the Board,
     200 East Randolph Drive            CEO, & Director
     Chicago, Illinois 60601

     W. G. Lowrie                       President & Director
     200 East Randolph Drive
     Chicago, Illinois 60601

     J.  E. Fligg                        Sr. Executive  Vice President-
     200 East Randolph Drive             Strategic Planning &
     Chicago, Illinois 60601             International Business Development

     J. F. Campbell                      Senior Vice President,
     200 East Randolph Drive             Human Resources
     Chicago, Illinois 60601

     J. L. Carl                          Executive Vice President &
     200 East Randolph Drive             Chief Financial Officer
     Chicago, Illinois 60601

     G. S. Spindler                      Senior Vice President,
     200 East Randolph Drive             Law and Corporate Affairs
     Chicago, Illinois 60601

     E. J. Sosa                          Executive Vice President -
     200 East Randolph Drive             Chemicals Sector
     Chicago, Illinois 60601

     W. D. Ford                          Executive Vice President -
     200 East Randolph Drive             Petroleum Products Sector
     Chicago, Illinois 60601

     L. R. Flury                         Executive Vice President -
     200 East Randolph Drive             Exploration & Production Sector
     Chicago, Illinois 60601

     D. F. Work                         Senior Vice President,
     200 East Randolph                  Shared Services
     Chicago, Illinois 60601

     T. M. Solso                        Director;  President and Chief
     200 East Randolph Drive            Operating Officer, Cummins
     Chicago, Illinois 60601            Engine Company, Inc.,
                                        Columbus, IN

     R. J. Ferris                       Director;   Co-Chairman (Retired)
     200 East Randolph Drive            Doubletree Corporation, Phoenix,
     Chicago, Illinois                  AZ

     J. H. Bryan                        Director; Chairman and Chief
     200 East Randolph Drive            Executive Officer, Sara Lee
     Chicago, Illinois  60601           Corporation, Chicago , IL

     R. S. Block                        Director; Executive Vice
     200 East Randolph Drive            President and Chief Insurance
     Chicago, Illinois 60601            Officer(Retired), The
                                        Equitable, New York, NY

     D.  R.  Beall                      Director; Chairman of the
     200 East Randolph Drive            Executive Committee, and
     Chicago, Illinois 60601            Retired Chairman and Chief
                                        Executive Officer, Rockwell
                                        International Corporation,
                                        Costa Mesa, CA

     E. B. Davis,  Jr.                  Director; President and Chief
     200 East Randolph Drive            Executive Officer,
     Chicago, Illinois  60601           Wisconsin Power and
                                        Light Company and WPL Holdings, Inc.
                                        Madison, WI


     M.  R. Seger                       Director; Financial Economist
     200  East Randolph Drive           and Former Governor of the
     Chicago, Illinois 60601            Federal Reserve Board,
                                        Washington, DC

     W. E. Massey                       Director; President,
     200 East Randolph Drive            Morehouse College, Atlanta, GA
     Chicago, Illinois 60601

     M. H.Wilson                        Director; Vice Chairman RBC
     200 East Randolph Drive            Dominion Securities, Inc.,
     Chicago, Illinois 60601            Toronto, Ontario, Canada

     F. A. Maljers                      Director; Chairman (Retired)
     200 East Randolph Drive            Unilever,  N.V., Rotterdam,
     Chicago, Illinois 60601            The Netherlands

     A. C. Martinez                     Director; Chairman and Chief
     200 East Randolph Drive            Executive Officer, Sears
     Chicago, Illinois 60601            Roebuck and Co., Hoffman
                                        Estates, IL


Neither Amoco Corporation nor any of the above listed Executive Officers or Directors of any of them has, during the last five years, been convicted in a criminal proceeding or been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual identified above is a United States citizen, except M. H. Wilson, who is Canadian, F.A. Maljers, who is Dutch, and J. E. Fligg, who is Australian.

Item 3.   Source and Amount of Funds or Other Consideration

A warrant to purchase the subject securities was received by Amoco Corporation from Gothic Energy Corporation as partial consideration for the purchase by Gothic Energy Corporation of oil and gas properties from Amoco Production Company, an indirect wholly owned subsidiary of Amoco Corporation.

Item 4.   Purpose of Transaction

A warrant to purchase the Shares was acquired as partial consideration for the sale of oil and gas properties by
Amoco   Production   Company,  an  indirect   wholly   owned
subsidiary   of   Amoco   Corporation,   to   Gothic   Energy
Corporation. Amoco Corporation intends to hold the warrant as an investment for its own account. Amoco has no current intention to effect any change in control, or to influence the control of, the Issuer.

(a)  Not applicable

(b)  Not applicable

(c)  Not applicable

(d)  Not applicable

(e)  Not applicable

(f)  Not applicable

(g)  Not applicable

(h)  Not applicable

(i)  Not applicable

(j)  Not applicable


Item 5.   Interest in Securities of the Issuer

(a)   Amoco  Corporation is the owner of record of a warrant
to purchase 1,500,000 shares  of  Gothic  Energy  Corporation
Common  Stock  (the "Shares"),  which  Shares  constitute  8.5%
of such  stock outstanding.

(b) Amoco Corporation has the sole power to vote or dispose of the warrant and, if the warrant is exercised, the Shares.

(c) Amoco Corporation received the warrant to purchase 1,500,000 shares and other consideration for certain of its oil and gas properties transferred to Gothic Energy Corporation, pursuant to a Purchase and Sale Agreement between the parties and dated November 24, 1997.

(d)  Not applicable

(e)  Not applicable


Item 6.   Contracts,    Arrangements,   Understandings    or
          Relationships with Respect to Securities of the Issuer

The warrant may be exercised, in whole or in part, at any time after January 23, 1998, until 5:00 p.m., Tulsa, Oklahoma, time, on November 24, 2002. The holders of at least 50 percent of the securities underlying the warrant may request registration of such securities under the Securities Act at any time after March 31, 1998.

Item 7.   Material to be Filed as Exhibits

Warrant   to   purchase  common  stock  of   Gothic   Energy
Corporation issued to Amoco Corporation on January 23, 1998.





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1998                        AMOCO CORPORATION



                                   By:    P. J. Clayton
                                   Name:  P. J. Clayton
                                   Title: Assistant Corporate Secretary